Exhibit (e)(6)(B)
AMENDED & RESTATED EMPLOYEE RETENTION AGREEMENT
     THIS AMENDED & RESTATED EMPLOYEE RETENTION AGREEMENT (this “Agreement”) is made and entered into this 17th day of April, 2010 (the “Effective Date”) by and between Javelin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Stephen J. Tulipano (the “Employee”).
     WHEREAS, the Company desires to retain the services of the Employee up to and after the proposed transaction (referred to herein as the “Merger”) in which, pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into on or about the date hereof by and among Hospira, Inc. a Delaware corporation (“Parent”), Discus Acquisition Corporation, a Delaware corporation (“Merger Sub”), and the Company, the Company shall become a wholly-owned subsidiary of Parent;
     WHEREAS, subject to the terms and conditions of the Merger Agreement, Parent is expected to cause Merger Sub to make a tender offer to purchase all of the issued and outstanding shares of common stock of the Company (the “Offer”), and Merger Sub is expected to accept for payment shares of Company common stock pursuant to, and subject to the conditions of, the Offer (the first time at which such shares are accepted for payment by Merger Sub is referred to herein as the “Acceptance Time”); and
     WHEREAS, the Employee desires to continue to provide services to the Company up to and after the Acceptance Time on the terms and conditions set forth in this Agreement; and
     WHEREAS the Company wishes to amend and restate the agreement between the Employee and the Company entitled “Employee Retention Agreement” and dated March 2, 2010 (the “Original Agreement”), and the Employee wishes to enter into such amended and restated agreement;
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, terms, provisions and conditions set forth in this Agreement, the parties hereby agree:
     1. Termination of the Original Agreement. On the Effective Date, the Original Agreement and any rights thereunder shall terminate and be of no further force and effect.
     2. Retention Bonus. Upon the earlier of the Acceptance Time and the date that is six (6) months after a termination of the Merger Agreement (such event or date, as applicable, the “Vesting Time”), the Employee shall be entitled to receive a lump-sum cash payment equal to Fifteen-Thousand Dollars ($15,000), provided that the Employee remains continuously employed by the Company until the Vesting Time. The amount shall be payable on the Company’s first normal payroll date following the Vesting Time in accordance with the normal payroll practices of the Company but in no event later than November 15, 2010.
     3. Severance Benefits.
          (a) Severance. If within twelve (12) months following the Acceptance Time the Employee’s employment is terminated by the Company without Cause, until the conclusion of a period of six (6) months following the date of termination, the Company shall continue to pay the Employee his or her base salary at the rate in effect on the date of termination and, subject to any contribution applicable to the Employee on the date of termination, shall continue to contribute on a monthly basis to the premium cost of the Employee’s continued participation, through the federal law known as COBRA, in the Company’s group health and dental insurance plans, provided that the Employee is entitled to continue such participation under applicable law and plan terms. In addition, the Company shall pay the Employee a pro-rata portion of the Employee’s target bonus for the fiscal year of the Company in which the termination of employment occurs (the “Pro-Rata Bonus”). The obligation of the Company to pay any amounts to the Employee under this Section 3(a) is conditioned on the Employee’s signing and returning to the Company (without subsequently revoking) a timely and effective release of claims in the form attached hereto as Exhibit A by the deadline specified therein and in all events by no later than the forty-fifth (45th) calendar day following the date of termination (the “Release of Claims”).
          (b) Timing of Payment. Any base salary continuation to which the Employee is entitled under Section 3(a) shall be payable in accordance with the normal payroll practices of the Company with the first payment being due and payable on the Company’s next normal payroll date following the Company’s receipt of the signed Release of Claims and the expiration of the revocation period contained therein, which first payment shall be retroactive to the day immediately following the date the Employee’s employment terminated. Any Pro-Rata Bonus to which the Employee is entitled under Section 3(a) shall be payable in a lump sum on the Company’s first normal payroll date following the Company’s receipt of the signed Release of Claims and the expiration of the revocation period contained therein.
          (c) “Cause” means: (i) the Employee’s willful and continued failure to substantially perform the Employee’s reasonable assigned duties (other than any such failure resulting from incapacity due to physical or mental illness or any failure after the Employee gives notice of a deemed termination without Cause by the Company pursuant to Section 4), which failure is not cured by the Employee within thirty (30) days of the Employee receiving a written demand for substantial performance from the Company that specifically identifies the manner in which the Company believes the Employee has not substantially performed his or her duties; (ii) the Employee’s material breach of any of the terms of this Agreement or any other written agreement between the Employee and the Company; or (iii) the Employee’s willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company. For purposes of this Section 3(c), no act or failure to act by the Employee shall be considered “willful”

unless it is done, or omitted to be done, in bad faith and without a reasonable belief that the action or omission was in the best interests of the Company.
          (d) Section 409A. For purposes of this Agreement, all references to “termination of employment” and correlative phrases shall be construed to require a “separation from service” (as defined in Section 1.409A-1(h) of the Treasury regulations after giving effect to the presumptions contained therein), and the term “specified employee” means an individual determined by the Company to be a specified employee under Treasury regulation Section 1.409A-1(i). Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments. Notwithstanding anything to the contrary in this Agreement, if at the time of the Employee’s termination of employment, the Employee is a “specified employee,” as defined above, any and all amounts payable under Section 3 on account of such separation from service that would (but for this provision) be payable within six (6) months following the date of termination, shall instead be paid on the next business day following the expiration of such six (6) month period or, if earlier, upon the Employee’s death, except to the extent of amounts that do not constitute a deferral of compensation within the meaning of Treasury regulation Section 1.409A-1(b) (including without limitation by reason of the safe harbor set forth in Section 1.409A-1(b)(9)(iii), as determined by the Company in its reasonable good faith discretion) or other amounts or benefits that are not subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended.
          (e) Exclusive Right to Severance. Provided that the Acceptance Time occurs, the Employee’s right to severance payments and benefits shall be as expressly set forth in this Agreement. Following the Acceptance Time, except as otherwise required by the Company’s benefit plans or applicable law, in no event shall the Employee participate in, or receive benefits under, any other plan, program or policy of the Company providing for severance or termination pay or benefits.
     4. Termination without Cause. For purposes of this Agreement, termination by the Employee of his or her employment shall be deemed a termination by the Company without Cause if (i) there is a material diminution in the nature or scope of the Employee’s duties, authority or responsibilities, a material diminution in the Employee’s base salary or annual target bonus, or a requirement that the Employee relocate more than 30 miles from the location where he or she is providing services to the Company on the Effective Date and (ii) the Employee (x) provides notice to the Company specifying in reasonable detail the condition giving rise to the deemed termination without Cause no later than thirty (30) days following its occurrence; (y) provides the Company a period of thirty (30) days to remedy the condition specified in such notice and (z) terminates his or her employment within thirty (30) days following the expiration of the period to remedy if the Company fails to remedy the condition.

     5. Withholding. All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.
     6. Assignment. Neither the Company nor the Employee may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights under this Agreement without the consent of the Employee in the event that the Company shall hereafter affect a reorganization, consolidate with, or merge into, any other Person or transfer all or substantially all of its properties, stock, or assets to any other Person. This Agreement shall inure to the benefit of and be binding upon the Company and the Employee, their respective successors, executors, administrators, heirs and permitted assigns. For purposes of this Section 6, “Person” means an individual, a corporation, an association, a partnership, an estate, a trust and any other entity or organization, other than the Company.
     7. Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.
     8. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.
     9. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes and terminates all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of the Employee’s participation in the Retention Plan, including, but not limited to, the Original Agreement.
     10. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Employee and by an expressly authorized representative of the Company.
     11. Headings. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.
     12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

     13. Governing Law. This is a Massachusetts contract and shall be construed and enforced under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without regard to the conflict of laws principles thereof. In the event of any alleged breach of this Agreement, the Employee hereby consents and submits to the jurisdiction of the federal and state courts in and of the Commonwealth of Massachusetts.
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     IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the Company, by its duly authorized representative, and by the Employee, as of the date first above written.

THE EMPLOYEE:	THE COMPANY:

/s/ Stephen J. Tulipano	By:	/s/ Martin J. Driscoll

	Title:	Chief Executive Officer

Exhibit A
Release of Claims

Month xx, 2010
Employee Name
xxxxxx
xxxxxx
xxxxxxxx
Dear Employee Name:
This agreement (“Agreement”) is made between you and Javelin Pharmaceuticals, Inc. (“Javelin”). The Agreement acknowledges that the Company has terminated your employment effective Month 31st, 2010. The date upon which you sign this Agreement shall be the Effective Date of the Agreement.
Effective Month 1st, 2010, you will not be covered by any of Javelin’s Benefits plans, except as expressly outlined herein or as required under COBRA rules. You will receive COBRA information under separate cover.
Upon the termination of your employment, you received payment for all work done by you through the date of termination, as well as pay, at your final base rate of pay, for all unused accrued vacation as reflected on the books of the Company. By signing below, you acknowledge that you have received all final pay and vacation pay due to you. However, you are not obliged to sign this Agreement to receive your final pay and vacation pay.
In consideration of the mutual promises and covenants contained in this Agreement, in the Amended and Restated Retention Agreement to which this Agreement is Exhibit A (the “Retention Agreement”), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:
1. Release. You hereby agree and acknowledge that by signing this Agreement and by accepting the severance payment and other good and valuable consideration provided for in this Agreement, you, except as expressly provided below, are waiving and releasing your right to assert any form of legal claim against the Company1/ whatsoever for any alleged action, inaction or circumstance existing or arising from the beginning of time through the Effective Date. Your waiver and release herein, except as expressly provided below, is intended to bar any form of legal claim, charge, complaint or any other form of action (jointly referred to as “Claims”) against the Company seeking any form of relief including, without limitation, equitable relief (whether declaratory, injunctive or otherwise), the recovery of any damages or any other form of monetary recovery whatsoever (including, without limitation, back pay, front

1/	For the purposes of this section, the parties agree that the term “Company” shall include Javelin Pharmaceuticals, Inc., its divisions, affiliates, parents, subsidiaries and employee benefit plans, and its and their respective officers, directors, shareholders, owners, employees, administrators, human resources advisors, agents and assigns.

pay, compensatory damages, emotional distress damages, punitive damages, attorneys fees and any other costs) against the Company, for any alleged action, inaction or circumstance existing or arising through the Effective Date.
Without limiting the foregoing general waiver and release, you, except as expressly provided below, specifically waive and release the Company from any Claim arising from or related to your employment relationship with the Company or the termination thereof, including, without limitation:
•	Claims under any state or federal discrimination, fair employment practices or other employment-related statute, regulation or executive order (as they may have been amended through the Effective Date) prohibiting discrimination or harassment based upon any protected status including, without limitation, race, national origin, age, gender, marital status, disability, veteran status or sexual orientation. Without limitation, specifically included in this paragraph are any Claims arising under the federal Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Civil Rights Acts of 1866 and 1871, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Equal Pay Act, the Americans With Disabilities Act and any similar or other state statute.

•	Claims under any other state or federal employment-related statute, regulation or executive order (as they may have been amended through the Effective Date) relating to wages, hours or any other terms and conditions of employment. Without limitation, specifically included in this paragraph are any Claims arising under the Fair Labor Standards Act, the National Labor Relations Act, the Employee Retirement Income Security Act of 1974, the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) and any similar or other state statute.

•	Claims under any state or federal common law theory including, without limitation, wrongful discharge, breach of express or implied contract, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, violation of public policy, defamation, interference with contractual relations, intentional or negligent infliction of emotional distress, invasion of privacy, misrepresentation, deceit, fraud or negligence.

•	Any other Claim arising under local, state or federal law.
               This section does not:
•	release the Company from any obligation expressly set forth in this Agreement or from any obligation, including without limitation obligations under the Workers Compensation laws, which as a matter of law cannot be released;

•	prohibit you from filing a charge with the Equal Employment Opportunity Commission, the Department of Labor, or any other federal or state administrative agency as to which a waiver of your right to file a charge cannot be waived as a matter of law (each, an “Agency”); or

•	prohibit you from participating in an investigation or proceeding by any Agency;
Your waiver and release, however, are intended to be a complete bar to any recovery or personal benefit by or to you with respect to any claim whatsoever, including those raised through a charge with the EEOC, except those which, as a matter of law, cannot be released. Nothing in this Agreement shall limit the right of the Company or any affected party sought to be released hereunder to seek immediate dismissal of a charge on the basis that your signing of this Agreement constitutes a full release of any rights you might otherwise have to pursue the charge.
You acknowledge and agree that, but for providing this waiver and release, you would not be receiving the financial consideration and other benefits being provided to you under the terms of this Agreement.
You explicitly acknowledge that because you are over forty (40) years of age, you have specific rights under the Older Workers Benefits Protection Act (“OWBPA”), which prohibits discrimination on the basis of age. The releases set forth in this section are intended to release any right that you may have to file a claim against the Company alleging discrimination on the basis of age.
It is the Company’s desire and intent to make certain that you fully understand the provisions and effects of this Agreement. To that end, you acknowledge that you have been encouraged by the Company to consult with legal counsel for the purpose of reviewing the terms of this Agreement and that you have had an opportunity to do so.
In accordance with the OWBPA, you have 21 days to consider and accept the terms of this Agreement by signing below and returning the original document to: Human Resources, Javelin Pharmaceuticals, Inc., 125 Cambridge Park Drive, Cambridge, MA 02140. In addition you have 7 days after such acceptance to rescind your agreement; such notice to be sent by certified mail, postmarked no later than 7 days after the date of acceptance.
2. Acknowledgments and Representations. You acknowledge and agree that during the course of your employment with Javelin, Javelin has furnished, disclosed or made available to you confidential and proprietary information related to Javelin’s business.
You represent that you have not filed any claim or complaint against Javelin with any court, arbitral or administrative body.

You further represent that you have no knowledge of any conduct by Javelin or any of its officers, directors, employees or agents that constitutes or may constitute a violation of any federal, state or local law or regulation. You further acknowledge and represent that: you have read this Agreement and agree to all the terms and conditions contained herein without any reservation whatsoever; you have had the opportunity to have it explained to you by your own counsel; the amounts you are receiving hereunder are in excess of all amounts which you are entitled to receive from Javelin; and that you understand that Javelin is relying on the representations contained in this paragraph in entering into this Agreement.
Furthermore, if applicable, you acknowledge that your obligations under the Company’s Employee Proprietary Information and Inventions Agreement previously signed by you shall continue to remain in full force and effect in accordance with the terms of that document.
3. Confidentiality; Protected Information. You shall at all times maintain in confidence and shall not, without the prior written consent of Javelin disclose or give to others any fact or information which was disclosed to or developed by you during the course of performing services for Javelin, and is not generally available to the public. In the event you are questioned by anyone not employed by Javelin, in regard to any such information or any other secret or confidential work of Javelin, or concerning any fact or circumstance relating thereto, or if you receive any subpoena, discovery request or court order that calls for, or might call for disclosure of any such information, work, fact or circumstance, you will promptly notify and you agree to cooperate with Javelin if it seeks to protect the matter from disclosure.
4. Additional Covenants by You. You expressly acknowledge and agree to the following:
     a) that you have returned to the Company, and have not retained, all property of the Company, including all files and documents (and any copies thereof in any form or media) and property, including without limitation, any cell phone, computer, keys, key cards; that you have provided the Company with all passwords necessary or desirable to access information you have stored on the Company’s information storage and retrieval systems; and that you shall abide by any and all contractual, common law and/or statutory obligations relating to protection and non-disclosure of the Company’s trade secrets and/or confidential and proprietary documents and information;
     b) that you will not make any statements that are professionally or personally disparaging about, or adverse to, the interests of the Company (and its officers, directors and managers) including, but not limited to, any statements that disparage any such person, product, service, finances, financial condition, capability or any other aspect of the business of the Company, and that you will not engage in any conduct which is intended to harm professionally or personally the reputation of the Company (and its officers, directors and managers);

     c) that the breach of any of the foregoing covenants by you shall constitute a material breach of this Agreement and shall relieve the Company of any further obligations hereunder.
5. Unemployment Benefits. The Company agrees that it will not contest any claim for unemployment benefits by you. The Company, of course, shall not be required to falsify any information.
6. Cooperation. You agree that at any time after the termination of your employment as an Employee, you shall cooperate fully with the Company in connection with any matter or event relating to your employment or events that occurred during your employment, including, without limitation, in the defense or prosecution of any claims or actions now in existence or which may be brought or threatened in the future against or on behalf of the Company, including any claims or actions against its affiliates and its and their officers and employees. Your cooperation in connection with such matters, actions and claims shall include, without limitation, being available, upon reasonable notice to meet with the Company regarding matters in which you have been involved, and any contract matters or audits; to prepare for, attend and participate in any proceeding (including, without limitation, depositions, consultation, discovery or trial); to provide affidavits; to assist with any audit, inspection, proceeding or other inquiry; and to act as a witness in connection with any litigation or other legal proceeding affecting the Company. You further agree that should you be contacted (directly or indirectly) by any person or entity (for example, by any party representing an individual or entity) adverse to the Company, you shall promptly notify me or my designee. You shall be reimbursed for any reasonable costs and expenses incurred in connection with providing such cooperation under this section.
7. Disclosure to Future Employers. If applicable, you agree that you will provide, and that Javelin may similarly provide in its discretion, a copy of the Company’s Employee Proprietary Information and Business Agreement signed by you to any business or enterprise which you may directly, or indirectly, own, manage, operate, finance, join, control or participate in the ownership, management, operation, financing, control or control of, or with which you may be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise.
8. Waiver of Provisions. Failure of any party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by or on behalf of the waiving party.
9. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, without application of the conflicts of law provisions thereof. If any dispute shall arise between you and the Company with reference to the interpretation of this Agreement or the rights of any party with respect to any transaction under this Agreement (other than an application by either party for injunctive relief to enforce the terms of this Agreement), the dispute shall be referred to arbitration and/or mediation under National Rules for the Resolution of Employment Disputes of the American Arbitration Association. The arbitration shall take place in the Commonwealth of Massachusetts and the arbitration proceedings are to be governed by the rules of the American Arbitration Association, as applicable. The decision of the arbitrator shall be final and binding upon you and the Company and judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The expense of the arbitrator and of the arbitration shall be divided equally between you and the Company. Except as stated above, arbitration is the sole remedy for disputes arising under this Agreement.
10. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.
11. Invalidity. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Agreement, or the application thereof to any person or circumstance, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby, but rather shall be construed, reformed and enforced to the greatest extent permitted by law.
12. Modification and Amendment. This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto. The provisions of this Agreement are severable, and if for any reason any part hereof shall be found to be unenforceable, the remaining provisions shall be enforced in full.
     By executing this Agreement, you are acknowledging that you have been afforded sufficient time to understand the terms and effects of this Agreement, that your agreements and obligations hereunder are made voluntarily, knowingly and without duress, and that neither the Company nor its agents or representatives have made any representations inconsistent with the provisions of this Agreement.
     This Agreement may be signed on one or more copies, each of which when signed will be deemed to be an original, and all of which together will constitute one and the same Agreement.

     If the foregoing accurately sets forth our agreement, please so indicate by signing and returning the enclosed copy of this letter within twenty-one (21) days. Please initial page one through seven and sign the final page where indicated.

Very truly yours,
Javelin Pharmaceuticals, Inc.

Martin Driscoll
Chief Executive Officer

Dated:
Accepted as a binding agreement

Employee Name

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